Suite 1050, 400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada	e: info@contactgold.com p: +1 (604) 449-3361 w: contactgold.com

CONTACT GOLD REPORTS Q1 2019 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (May 29, 2019) – Contact Gold Corp. (the "Company" or "Contact Gold") (TSXV: C) is pleased to announce its financial and operating results for the three months ended March 31, 2019.

The Company’s focus is on the Pony Creek gold property ("Pony Creek") located within the Pinion Range, in western Elko County, Nevada, south of the Railroad Pinion project operated by Gold Standard Ventures (TSX: GSV). Pony Creek encompasses approximately 107 km2 in the southern portion of the Carlin gold trend and hosts near surface oxide and deeper high-grade gold occurrences and targets supported by extensive exploration databases.

The Company made several new gold discoveries at Pony Creek in 2018, and to date 87 of 93 holes drilled by Contact Gold have encountered gold mineralization.

Quarterly highlights and recent developments

•	Closed financings for aggregate gross proceeds of $6.85 million

•	Announced the start of the 2019 drilling program at Pony Creek with the mobilization of one reverse circulation (“RC”) drill rig

•	Expansion through RC drilling of the Bowl Zone area by a further 250 m to the south of previously known mineralization

•	Extension of the gold footprint at the Pony Spur target, including gold-in-soils extending 580 metres west from the Pony Spur discovery hole

•	Developed multiple new Carlin gold targets at Pony Creek, including:

o	"Palomino" - immediately northwest of the high-grade oxide portion of the "Bowl Zone"

o

"Mustang" - a continuation of the 1.5 kilometre ("km") long gold-in-soil "Moleen", and "Willow" targets, located 600 metres ("m") north of the "Stallion Zone" (previously named the "West Zone"), and immediately south of GSV’s Jasperoid Wash discovery

o	"DNZ" - north-south striking structural target that lies on strike between GSV's Dixie target and the Appaloosa Zone

Outlook

With the closing of the non-brokered private placement on March 14, 2019, and closing of the public offering on May 22, 2019, the Company is fully funded to begin its 2019 exploration and drilling program at Pony Creek. Areas of immediate focus are expected to include expanding the high-grade oxide gold zone of the Bowl Zone first encountered in 2018 drilling, and follow-up drilling at the 2.3 km long "Stallion" oxide gold discovery, and at the Appaloosa Zone.

For a map of the Pony Creek target areas and drill collar locations, please click:
http://www.contactgold.com/_resources/news/Pony-Creek-Drilling.jpg

For a detailed 3D model of the Bowl Zone, please click: https://vrify.com/explore/projects/166/sites/699

Selected financial data

Details of financial results as at and for the three months ended March 31, 2019, are described in the unaudited condensed interim consolidated financial statements and related notes thereto, as prepared in accordance with International Financial Reporting Standards (the “Interim Financial Statements”), and MD&A for the corresponding period, copies of which are available on SEDAR at www.sedar.com.

The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian dollars.

	Three months ended	Three months ended
Attributable to shareholders:	March 31, 2019	March 31, 2018

Loss for the period	$1,777,295	$1,248,596
Other comprehensive loss(income) for the period	$817,979	$(1,089,809)
Loss and comprehensive income for the period	$2,595,274	$158,787
Basic and diluted loss per share	$0.03	$0.02

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	As at March 31, 2019	As at December 31, 2018
Cash	$2,216,266	$545,164
Working capital	$1,552,421	$425,897
Total assets	$41,680,925	$40,861,284
Current liabilities	$1,424,249	$921,004
Preferred shares	$11,770,166	$11,589,700
Shareholders’ deficit	$28,409,796	$28,275,551

Losses attributable to shareholders for the three months ended March 31, 2019 of $ 1.78 million (2018: $1.25 million), reflect primarily (i) exploration and evaluation of the Company’s exploration property interests ($0.60 million), (ii) costs incurred for professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities (in aggregate, $0.74 million), and (iii) non-cash stock-based compensation expense of $0.25 million, net of a fair value adjustment recognized on the embedded derivatives within the Preferred Shares (gain of $0.22 million). Losses for the three-month period ended March 31, 2018 reflect similar activities.

During the three months ended March 31, 2019, exploration and evaluation expenditures were predominantly related to activity at the Pony Creek property, including the evaluation and review of data generated through 2018 and the commencement of the planned 2019 program. Approximately $0.50 million in expenditures had been incurred through March 31, 2019 for exploration at Pony Creek (in aggregate through March 31, 2018: $0.48 million).

Other comprehensive loss attributable to shareholders for the three-month period ended March 31, 2019 was $0.82 million (three months ended March 31, 2018: gain $1.09 million). Other comprehensive income reflects the foreign currency impact arising on the post-acquisition carrying value of the Company’s exploration property portfolio.

Net cash operating outflows for the three-month period ended March 31, 2019 of $1.14 million reflects primarily (i) ongoing activity and exploration at Pony Creek, (ii) investor relations and head office costs, and (iii) the settlement of balances due to service providers and vendors at year end (March 31, 2018: $0.89 million).

The Company’s has elected to capitalize mineral property acquisition costs, and expense exploration expenditures as incurred. Total assets at March 31, 2019 comprise primarily: exploration and evaluation assets of $38.48 million, and $2.22 million in cash. At December 31, 2018, total assets included primarily capitalized mineral property acquisition costs of $39.28 million, and $0.55 million in cash.

Total liabilities at March 31, 2019 include the value of the Preferred Shares ($11.77 million), the value of the Rights issued in the Private Placement ($0.37 million), and payables and accruals of $1.01 million. At December 31, 2018, the balance of total liabilities included the value of the Preferred Shares ($11.59 million), and accounts payable and accruals ($0.89 million). The Preferred Shares were concluded to be a form of obligation and have been included as a non-current liability. The terms and conditions of the Preferred Shares are detailed in the Interim Financial Statements. The accounting value of the Preferred Shares reflects both a “host” component of the instrument and certain embedded derivatives. The values of each will change from period-to-period, reflecting accretion of the host obligation and the impact of foreign currency changes on the host, and (ii) a fair value adjustment (three months ended March 31, 2019: loss of $0.51 million) and the impact of foreign exchange on the embedded derivatives (three months ended March 31, 2019: $0.22 million gain).

Accumulated other comprehensive loss of $0.32 million at March 31, 2019 (December 31, 2018: $0.50 million gain) is the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Contact Gold Properties.

The scientific and technical information contained in this news release has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a “qualified person” within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Pony Creek is an early stage exploration property and does not contain any mineral resource estimates as defined by NI 43-101. There has been insufficient exploration to define a mineral resource estimate at Pony Creek or on any of Contact Gold’s properties. Scientific and technical information contained herein is subject to all of the assumptions, qualifications and procedures set out in a technical report entitled “Technical Report on the Pony Creek Gold Project, Elko County, Nevada, USA” dated April 18, 2017, and effective March 15, 2017), prepared by Michael M. Gustin, C.P.G. of Mine Developments Associates of Reno, Nevada (the “Technical Report”), which can be viewed under Contact Gold’s issuer profile on SEDAR at www.sedar.com, and reference should be made to the full details of the Technical Report.

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About Contact Gold Corp.

About Contact Gold Corp. Contact Gold is a gold exploration company focused on leveraging its properties, people, technology and capital to produce district scale gold discoveries in Nevada. Contact Gold’s extensive land holdings are on the prolific Carlin, Independence and Northern Nevada Rift gold trends which host numerous gold deposits and mines. Contact Gold’s land position comprises approximately 200 km2 of target rich mineral tenure hosting numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:
John Wenger, Chief Financial Officer wenger@contactgold.com
John Glanville Director, Investor Relations glanville@contactgold.com

Cautionary Note Regarding Forward-Looking Information
This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to planned expenditures through the remainder of the year, and the anticipated exploration activities of the Company at Pony Creek.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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